September 30, 2008
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Jeffrey P. Riedler Assistant Director
Re:	Liberator Medical Holdings, Inc. Registration Statement on Form S-1 Filed July 30, 2008 File No. 333-152652
Dear Mr. Riedler:
Accompanying this letter for filing pursuant to the Securities Act of 1933, as amended, is a conformed copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”) of Liberator Medical Holdings, Inc. (the “Company”). Amendment No. 1 is being filed in response to the Staff’s letter of comment, dated August 8, 2008 (the “Comment Letter”).
A memorandum in response to the Comment Letter also accompanies this letter. Manually executed signature pages and consents have been executed prior to the time of this electronic filing of Amendment No. 1.
Very truly yours,
/s/ Anita Chapdelaine

Anita Chapdelaine
Enclosures
cc:	Mr. Sebastian Gomez Abero Ms. Suzanne Hayes Mr. Mark Libratore — Liberator Medical Holdings, Inc. Mr. Steven Siesser — Lowenstein Sandler PC

Liberator Medical Holdings, Inc.
Registration Statement on Form S-1
Memorandum in Response to SEC Letter of Comment dated August 8, 2008
     The following are responses to the Staff’s letter of comment dated August 8, 2008 (the “Comment Letter”) which have been authorized by Liberator Medical Holdings, Inc. (the “Company”). To assist the Staff’s review, the responses are numbered to correspond to the numbered paragraphs in the Staff’s letter. All references to page numbers of the Registration Statement set forth in the following responses are to the page numbers of the black-lined version of the Registration Statement enclosed herewith.
General
1.	We note that you are registering the sale of 9,100,000 shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).
If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:
•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•	Any relationships among the selling shareholders;

•	The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•	The discount at which the shareholders will purchase the common stock underlying the convertible note (or any related security, such as the warrants) upon conversion or exercise; and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.
The Company hereby advises the Staff that it has reduced the number of shares of common stock, par value $.001 per share, of the Company (the “Common Stock”) that it is registering for resale pursuant to the Registration Statement from 9,100,000 shares of Common Stock to 4,862,252 shares of Common Stock. The Company further advises the Staff that 4,862,252 shares of

Common Stock represents approximately 30% of all of the 16,207,508 shares of Common Stock held by non-affiliates of the Company and outstanding as of September 15, 2008. Accordingly, given the number of shares of Common Stock being registered pursuant to the Registration Statement relative to the number of shares of Common Stock outstanding held by non-affiliates of the Company, the Company respectfully requests that the Staff reconsider its position and concur with the Company that its registration of 4,862,252 shares of Common Stock for resale is not a primary offering.
Dollar value of underlying securities
2.	Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).
The Company hereby advises the Staff that it has revised the disclosure on page 45 of the Registration Statement to reflect that, based on the closing price per share of the Common Stock on the Pink Sheets on May 22, 2008, the date of the sale of the Company’s the convertible note, the total dollar value of the 487,252 shares of Common Stock underlying the convertible note that the Company is registering for resale was $355,694.
Payments to the investor and affiliates
3.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of the convertible note in this disclosure.
Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible note and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of the convertible note.
The Company hereby advises the Staff that it included on pages 45 through 48 of the Registration Statement the requested disclosure with respect to payments made or to be made (other than the repayment of the convertible note) to the selling securityholder and its affiliates in connection with the private placement of the convertible note and warrants, the net proceeds to the Company from the sale of the convertible note and total possible payments to the selling securityholder and its affiliates in the first year following the sale of the convertible note.

Potential profits on conversion
4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:
•	the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately:
•	the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:
•	if the conversion price per share is set at a fixed price, use the price per share established by the convertible note; and

•	if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;
•	the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the convertible note);

•	the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

•	the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

•	the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.
If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.
The Company respectfully advises the Staff that (i) the conversion price per share of the convertible note is $0.80, subject to anti-dilution adjustment provisions, and (ii) the closing price per share of the Common Stock on the Pink Sheets on May 22, 2008, the date of the sale of the convertible note, was $0.73. Accordingly, there is no possible discount to the market price as of the date of the sale of the convertible note, and the Company has not included the information requested pursuant to this Comment No. 4.
Total potential profit from other securities
5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:
•	the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:
•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:
•	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

•	if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;
•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•	the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•	the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•	the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.
The Company respectfully advises the Staff that (i) the exercise price per share of the warrants is $1.00, subject to anti-dilution adjustment provisions, and (ii) the closing price per share of the Common Stock on the Pink Sheets on May 22, 2008, the date of issuance of the warrants, was $0.73. Accordingly, there is no possible discount to the market price as of the date of the issuance of the warrants, and the Company has not included the information requested pursuant to this Comment No. 5.

Comparison of issuer proceeds to potential investor profit
6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:
•	the gross proceeds paid or payable to the issuer in the convertible note transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 3;

•	the resulting net proceeds to the issuer; and

•	the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible note and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 4 and 5.
Further, please provide us, with a view toward disclosure in the prospectus, with disclosure — as a percentage — of the total amount of all possible payments as disclosed in response to comment 3 and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to comment 4 divided by the net proceeds to the issuer from the sale of the convertible note, as well as the amount of that resulting percentage averaged over the term of the convertible note.
The Company has included on pages 48 and 49 of the Registration Statement (i) a table which provides the gross proceeds of the private placement, the aggregate amount of payments made or required to be made to selling securityholder and any of its affiliates in connection with the private placement and the resulting net proceeds from the private placement and (ii) the percentage of total amount of all possible payments payable to the selling securityholder in connection with the private placement of the net proceeds to the Company from the sale of the convertible note.
Prior transactions between the issuer and the selling shareholders
7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:
•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•	the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).
The Company has disclosed on page 49 of the Registration Statement that neither it nor any of its predecessors has been a party to any securities transactions with the selling securityholder, any affiliates of the selling securityholder, or any person with whom any selling securityholder has a contractual relationship regarding such transaction (or any predecessors of those persons), other than the transactions relating to the private placement of the convertible note and warrant that closed on May 22, 2008, the terms of which are described in the Registration Statement.
Comparison of registered shares to outstanding shares
8.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:
•	the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.
In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

The Company has disclosed on page 49 of the Registration Statement the requested comparison of registered shares to outstanding shares.
The issuer’s intention and ability to make all convertible note payments and the presence or absence of short selling by the selling shareholders
9.	Please provide us, with a view toward disclosure in the prospectus, with the following information:
•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•	whether — based on information obtained from the selling shareholders — any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:
•	the date on which each such selling shareholder entered into that short position; and

•	the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).
The Company has disclosed on page 49 of the Registration Statement that the Company has the intention, and a reasonable basis to believe that it will have the financial ability, to make payments on the outstanding convertible note and warrant (including the shares of Common Stock underlying such securities) both in cash and shares of the Common Stock, if any, and that the Company has duly accounted for such payments as part of its strategic plan.
The Company also has disclosed on page 49 of the Registration Statement that based upon information provided by the selling securityholder, the Company has a reasonable belief that no selling securityholder currently has a short position in the Common Stock.
Relationships between the issuer and selling shareholders
10. Please provide us, with a view toward disclosure in the prospectus, with:
•	a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible note; and

•	copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible note.
If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.
The Company hereby confirms to the Staff, on a supplemental basis, that a description of the relationships and arrangements between the Company and the selling securityholder and any affiliate thereof already is presented in the Registration Statement and that all agreements between the Company and the selling securityholder and any affiliate thereof are included as exhibits to the Registration Statement.
Information regarding institutional selling shareholders
11.	With respect to the shares to be offered for resale by Ladenburg Thalman & Co. Inc., please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.
The Company advises the Staff, on a supplemental basis, that it has determined not to offer for resale shares of Common Stock underlying the warrant held by Ladenburg Thalman & Co., Inc. pursuant to the Registration Statement, and Ladenburg Thalman & Co., Inc. is no longer named as a selling securityholder in the Registration Statement. Accordingly, the Company has not included the requested disclosure pursuant to this Comment No. 11.